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Schedule 13D


SEC 1746      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
(2-98)        INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
              UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


             UNITED STATES                      --------------------------------
  SECURITIES AND EXCHANGE COMMISSION                     OMB APPROVAL
        WASHINGTON, D.C. 20549                  --------------------------------
                                                     OMB Number: 3235-0145
             SCHEDULE 13D                       --------------------------------
                                                   Expires: December 31, 2005
                                                --------------------------------
                                                Estimated average burden hours
                                                    per response . . . 11
                                                --------------------------------


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                RMS Titanic, Inc.
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                                (Name of Company)

                                  Common Stock
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                         (Title of Class of Securities)

                                   0007496121
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                                 (CUSIP Number)


              Joseph B. Marsh, 605 Surfside Drive, Akron, OH 44319
                                 (330) 645-0181
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

             October 21, 1999, November 26, 1999 and March 12, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 40.13d-1(1) or 240.13d-I(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Schedule 13D

CUSIP No . 0007496121


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         1.       Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).

                  Joseph B. Marsh

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         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a) [   ]

                  (b) [ X ]

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         3.       SEC Use Only


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         4.       Source of Funds (See Instructions):    PF

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         5.       Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e) ........

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         6.       Citizenship or Place of Organization:      United States

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Number of Shares   7.       Sole Voting Power
Beneficially                2,606,568 or 14.05%
Owned by Each
Reporting Person   8.       Shared Voting Power
With                        0.00

                   9.       Sole Dispositive Power
                            2,606,568 or 14.05%

                   10.      Shared Dispositive Power
                            0.00

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                             2,606,568  shares

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)............

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13.      Percent of Class Represented by Amount in Row (11):  14.05%

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14.      Type of Reporting Person (See Instructions):  IN

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ITEM 1.  SECURITY AND COMPANY.

         This Schedule 13D filed on May 7, 2003, relates to the common stock $.0001 par value per share (the "Common Stock"), of RMS Titanic, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 3340 Peachtree Road, Suite 1225, Atlanta, GA 30326.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed on behalf of Joseph B. Marsh, sometimes referred to as the "Reporting Person" or "Mr. Marsh."

         Mr. Marsh is filing this Schedule 13D to accurately report his current holdings of securities of the Company on account of the correction of an error previously reported in the Schedule 13D filed by Mr. Marsh on March 12, 2002. See Item 5. Schedules 13D were previously filed for Mr. Marsh on October 21, 1999 and November 26, 1999. On March 12, 2002, Mr. Marsh filed a Schedule 13D which was intended, in part, to correct what he believed, at that time, were errors in the October 1999 and November 1999 reports of his holdings. Based on information currently available, an additional correction of holdings as of October 21, 1999 is required. See Item 5 below.

         Mr. Marsh is currently employed by Magic Arts & Entertainment, Inc., which produces entertainment shows. Mr. Marsh's place of employment is his home in Akron, OH. Formerly, Mr. Marsh was employed by SFX Entertainment, Inc. ("SFX") which later became Clear Channel Communications, Inc. ("Clear Channel"). On August 1, 2000, SFX merged with Clear Channel. Mr. Marsh's employment contract with SFX/Clear Channel expired on July 31, 2001. SFX/Clear Channel has a contract with the Company for the presentation of Titanic exhibits throughout the world.

         Mr. Marsh's address is 605 Surfside Drive, Akron, Ohio 44319. Previously, it was reported that Mr. Marsh had a residence at 44 West Rivo Alto, Miami Beach, FL 33140. Mr. Marsh no longer owns the Florida property previously referenced, but he is a residential tenant in Florida at 2040 N. Bay, Miami, FL 33139. Mr. Marsh is a citizen of the United States.

         During the last five years, Mr. Marsh has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Marsh has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         With his own personal funds, Mr. Marsh made open market purchases on May 5, 2003 of 28,400 shares at $0.09 per share and 8,000 shares at $0.075 per share, and on May 6, 2003 of 25,000 shares at $0.10 per share, in order to begin to average down the cost of his holdings. The purchases were made electronically in one of his securities accounts. With respect to the source and amount of funds or other consideration for previous acquisitions, please see Item 3 of Mr. Marsh's March 12, 2002 Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the May 5 and 6, 2003 purchases was to begin to average down the cost of his holdings. With respect to previous acquisitions, please see
Item 4 of Mr. Marsh's March 12, 2002 Schedule 13D.

         On September 24, 2002, the Company filed a Form 8-K in which it reported that the Board of Directors had unanimously adopted a resolution that, among other things, resolved that the Company voluntarily surrender its status as salvor-in-possession of the wreck of the Titanic. On November 4, 2002, the Company filed a Form



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8-K in which it reported that ten shareholders had signed a statement in support of the Board's adoption of the corporate resolution reported in the Company's September 24, 2002 Form 8-K. Mr. Marsh was one of the shareholders who signed the statement of support. On November 25, 2002, the Company filed a Form 8-K in which it reported, among other things, that the staff of the Commission had raised concerns about the propriety of the Company's actions in contacting shareholders for support of the Board Resolution, and that the staff of the Commission believed that the shareholders who signed the statement in support may have been required to file a Schedule 13D in connection with such stock ownership and their positions regarding the Board's resolution.

         Mr. Marsh does not concede that he was required to file a Schedule 13D in connection with his signing of a statement in support of the Board's September 14, 2002 resolution. However, out of an abundance of caution, Mr. Marsh reports here that if a shareholder vote were held on the questions presented by the Board's resolution of September 14, 2002, Mr. Marsh's present intention would be to vote in favor of supporting the Board's September 14, 2002 resolution reported in the September 24, 2002 Form 8-K.

         In addition to the May 5 and 6, 2003 purchases identified in Item 3 above, Mr. Marsh is considering the purchase of a considerable number of additional shares of the Company in the near future in order to average down the cost of his holdings. The amount of shares that Mr. Marsh would actually purchase would depend on prevailing market conditions. However, Mr. Marsh is presently considering the possibility of purchasing as many as 7,000,000 additional shares of the Company over the course of the next 12 months. In the event that he does purchase additional shares, Mr. Marsh would also vote such additional shares in accordance with his present intention as stated above relative to supporting the Board's September 14, 2002 resolution reported in the September 24, 2002 Form 8-K.

         Except as disclosed above and elsewhere in this Schedule 13D, Mr. Marsh has not formulated any plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above. However, Mr. Marsh may change any of his current intentions, acquire additional shares of Common Stock, sell or otherwise dispose of all or any part of the Common Stock owned by him or take any other action with respect to the Company or any of its securities in any manner permitted by law depending upon future business and financial considerations.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

          FURTHER CORRECTION OF APPARENT ERROR IN OCTOBER 21, 1999 SCHEDULE 13D

          In his March 12, 2002 Schedule 13D, Mr. Marsh reported his belief that his October 21, 1999 Schedule 13D had overstated his holdings by 37,100 shares. At the time of filing his March 12, 2002 Schedule 13D, Mr. Marsh did not know, and was unable to determine, what accounted for the difference between the 883,950 shares reported on his October 21,1999 Schedule 13D and the amount that he believed, as of March 12, 2002, that he had owned at the time of filing the October 21, 1999 Schedule 13D.

         Based on current information, it appears that rather than overstating his holdings by 37,100 shares, the October 21, 1999 Schedule 13D had only overstated his holdings by 7,500 shares. Mr. Marsh reaches this conclusion about the number of his holdings as of October 21, 1999 based on the following: (a) prior to his May 5 and 6, 2003 purchases, the sum of the holdings in his brokerage accounts and those represented by share certificate No. 2046 was 2,545,168. This is 29,600 more shares than the 2,515,568 reported in the March 12, 2002 Schedule 13D; and (b) other than the May 5 and 6, 2003 purchases, no acquisitions or dispositions occurred between October 21, 1999 and the present that have not already been reported in his prior



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Schedules 13D. Thus, the difference of 29,600 shares (prior to the May 5 and 6,
2003 purchases) is on account of his open market acquisitions prior to the October 21, 1999 Schedule 13D. Therefore, rather than owning 846,850 shares of the Company as of October 21, 1999, Mr. Marsh owned 876,450 shares, all of which had been acquired in open market purchases.

          The correction of his holdings as of October 21, 1999 to 876,450 falls short of the 883,950 shares reported in the October 21, 1999 Schedule 13D by 7,500 shares. Mr. Marsh believes that this remaining 7,500 share discrepancy is on account of a mathematical error or miscalculation of his holdings as of October 21, 1999.

         CLARIFICATION OF ABSENCE OF ERROR IN HOLDINGS REPORTED IN NOVEMBER 26, 1999 SCHEDULE 13D

          Based on the correction above to the error in the October 21, 1999
Schedule 13D, Mr. Marsh wishes to amend the report in his March 12, 2002
Schedule 13D of the number of shares that he owned as of November 26, 1999. On March 12, 2002, based on his belief at that time of what his holdings had been as of October 21, 1999, Mr. Marsh reported his belief that he owned 1,681,379 shares as of November 26, 1999, excluding the Gasparrini Shares described in Exhibit "C" to the March 12, 2002 13D.

          Based on the correction above to his holdings as of October 21, 1999, Mr. Marsh believes that the 1,710,979 shares reported in the November 26, 1999
Schedule 13D (excluding the Gasparrini Shares described in Exhibit "C" to the March 12, 2002 13D) was accurate.

         (a) Based on the Quarterly Report on Form 10-Q of the Company for the period ended November 30, 2002, there were 18,550,847 shares of Common Stock outstanding. In the aggregate, Mr. Marsh currently beneficially owns 2,606,568 shares. These shares represent 14.05% of the Common Stock outstanding as of November 30, 2002, as reported by the Company in its Quarterly Report on Form 10-Q.

         (b) Mr. Marsh has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the shares identified in Item 5(a).

         (c) With his own personal funds, Mr. Marsh made open market purchases on May 5, 2003 of 28,400 shares at $0.09 per share and 8,000 shares at $0.075 per share, and on May 6, 2003 of 25,000 shares at $0.10 per share. The purchases were made electronically in one of his securities accounts.

         (d) None.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         There are no current contracts, arrangements, understandings or relationships between Mr. Marsh and any other person with respect to the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.


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                                 SIGNATURE PAGE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this
Schedule 13D with respect to such person is true, complete and correct.



Date:   5/6/03                             /s/ Joseph B. Marsh
        -------                            ------------------------
                                               Joseph B. Marsh



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